January 14, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE
Washington, D.C. 20549

Attn: Shane Callaghan and Nicholas Panos

Re:	AtlasClear Holdings, Inc.

Schedule 13D Filed by Quantum Ventures LLC

Filed April 24, 2024

File No. 005-94452

Dear Mr. Callaghan and Mr. Panos:

On behalf of our client, Quantum Ventures LLC, we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated May 30, 2024 (the “Comment Letter”) with respect to the above-captioned filing.

Concurrently herewith, Quantum Ventures LLC is filing its Amended and Restated Schedule 13D (the “Amended Filing”), which amends and restates its Schedule 13D that was filed on April 24, 2024 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings set forth in Amended Filing.

Schedule 13D Filed April 24, 2024

General

1.	We note the date of the event reported as requiring the filing of the Statement was February 9, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 9, 2024 event date, the Schedule 13D submitted on April 24, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: Quantum Ventures LLC (the “Sponsor”) acknowledges that the Schedule 13D was not filed within the required five business days after the February 9, 2024 acquisition of shares of common stock of AtlasClear Holdings, Inc. (the “Company”). Upon the Closing of the Company’s business combination with Quantum FinTech Acquisition Corporation, the Sponsor distributed certain of its securities to its members and other persons, however, subsequently determined that it needed additional time to revise the allocation of such distributions for various reasons. The Schedule 13D was filed after the allocation of the securities initially held by the Sponsor was finalized.

January 14, 2025 Page 2

2.	Please amend Item 2 of the Statement to include the present principal occupation or employment of Messrs. Schaible, Caamano, and Patel, the three managers of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted. See Instruction C within the "Special Instructions for Complying With Schedule 13D" and subsection (c) of Item 2 at Rule 13d-101 of Regulation 13D-G.

Response: In response to the Staff’s comment, the disclosure in Item 2 of Amended Filing has been revised. Please note, Mr. Caamano resigned as a manager of Quantum Ventures, LLC in 2022 for health reasons and was replaced by Mr. Tom Hammond. Accordingly, we include the requested information for Mr. Hammond.

3.	Please amend Item 4 of the Statement to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

Response: In response to the Staff’s comment, the disclosure in Item 4 of Amended Filing has been revised.

If you have any questions related to this letter, please contact the undersigned at (727) 439-6246.

Sincerely,

/s/ Michael T. Cronin
Michael T. Cronin

cc: John Schaible